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                              June 22, 2023

       James Knopf
       Chief Executive Officer
       Gamer Pakistan Inc
       35 E Horizon Ridge Parkway, Suite 110-481
       Henderson, NV 89002-7906

                                                        Re: Gamer Pakistan Inc
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted June 6,
2023
                                                            CIK No. 0001948884

       Dear James Knopf:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Cover Page

   1. Please disclose on the outside front cover page of the prospectus the price at which the selling shareholders
will sell their shares. We note your disclosure elsewhere that selling stockholders may sell
the resale shares at prevailing market prices or privately negotiated prices after close of
the offering and listing of your common stock on Nasdaq. Please disclose, if true, that
selling shareholders will not make any sales until your shares are listed on a national
securities exchange, such as Nasdaq, or quoted on the OTC Bulletin
                                                        Board, OTCQX or OTCQB,
or if they do, such sales will be made at a fixed price (and disclose such price)
until such listing or quotation.
 James Knopf
FirstName  LastNameJames Knopf
Gamer Pakistan  Inc
Comapany
June       NameGamer Pakistan Inc
     22, 2023
June 22,
Page 2 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Where you discuss the agreement between IUCPSS and ESP here and elsewhere throughout the registration statement, please clarify what it means that it is an exclusive right to exploit and monetize sports and esports. If the agreement is essentially a license agreement to use certain logos, etc., please clearly state this. Please clarify, if accurate, that IUCPSS does not compensate you, K2 Gamer, or ESP under the agreement, and that the agreement is not related to the events or championships you have participated in.
         Please also clarify your precise role in such championships, as we note that these events were not revenue-generating events for you. Please clarify what it means that you
         "organized and conducted" such events. Similarly, please indicate the significance of the events, ESP-Member partner universities, and ESP-IUCPSS member universities listed on pages 37-41. Based on the disclosure, your involvement in the events listed is unclear. In addition, it is unclear how the "Logo Agreements" listed relate to your business.
3. We note your response to comment 5 and reissue in part. We acknowledge the disclosure added to page 7 of the registration statement, but please also disclose whether you expect that your existing cash balances, not including the expected proceeds of this offering, will be sufficient to meet working capital and capital expenditure needs for the next twelve months.
4. We note your response to comment 6 and reissue. The citation has not been changed, please provide a new citation, or otherwise clarify how Management concludes that
         Pakistan is the largest and fastest growing esports market in the world.
5. We note that in response to comment 31 you indicate that K2 Gamer did not generate any revenue for the year ended December 31, 2022. We also note that you intend to conduct your operations through both K2 Gamer and ESP. Please clearly indicate here, and elsewhere as appropriate, that neither K2 Gamer nor ESP have generated revenue to date, if accurate. Please indicate the reason for your proposed acquisition of K2 Gamer given that it does not have revenue generating operations.
6. We note your response to comment 35. However, it continues to remain unclear which activities were conducted by Gamer Pakistan versus K2 Gamer. Please tell us what activities Gamer Pakistan has conducted to date, if any. For example, please tell us whether the 27 championships held between November 2021 and November 2022 were conducted by Gamer Pakistan or K2 Gamer, and revise your disclosure throughout the prospectus to make this clear. If Gamer Pakistan has not conducted any activities to date, please clearly disclose this up front in the Summary, and elsewhere as appropriate. Please also revise throughout to clearly present the company's current relationship with K2
         Gamer and ESP. We note, for example, that some of your disclosure suggests that you have already obtained rights from ESP, while your disclosure on page 13 says that your business prospects depend upon the strength of rights obtained from ESP, which suggests that you have not yet obtained such rights. In addition, your disclosure states that you
         "have focused on having K2 Gamer and/or ESP enter into agreements with universities...,"
 James Knopf
Gamer Pakistan Inc
June 22, 2023
Page 3
         which suggests that you have some control over the activities of K2 Gamer and ESP.
         Please indicate any overlap in the management or ownership of Gamer Pakistan, K2
         Gamer, and ESP.
Risks Related to Our Common Stock, page 20

7. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Use of Proceeds, page 23

8. We note your response to comment 15 and reissue in part. Please include in footnote 4 additional details on the terms of the loan or a cross-reference to where such additional details can be found.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital, page 27

9.       Please address the following:
             Clarify what periods your tabular disclosure on page 27 relates to and tell us how it reconciles to your statements of cashflows.
             You state that as of March 31, 2023, you had $231,902 in working capital. You appear to have a working capital deficit for this period. Revise or explain your calculation.
Government Regulation, page 43

10. We note your response to comment 19 and reissue in part. Please disclose the specific existing and probable laws and regulations that are material to an understanding of the business. We note that your current disclosure refers to "various" Pakistani and international rules and regulations. In addition, you refer to potential future rules and laws that may ban esports without specifying what jurisdiction these new rules may come from or their current status.
FirstName LastNameJames Knopf
Material Agreements, page 43
Comapany NameGamer Pakistan Inc
11.    Please
June 22, 2023 file
               Pagethe3 ESP/IUCPPS Agreement as an exhibit to the registration statement.
FirstName LastName
 James Knopf
FirstName  LastNameJames Knopf
Gamer Pakistan  Inc
Comapany
June       NameGamer Pakistan Inc
     22, 2023
June 22,
Page 4 2023 Page 4
FirstName LastName
Agreement with Pixel Colony, LLC, page 44

12. Please explain what the "GAMER Core Platform" is and how it relates to your business.
         Please also disclose the material terms of the agreement, such as the obligation to make payments under the agreement. For example, please indicate if there is a minimum payment amount that is guaranteed. In this regard, we note that you are using $1.2 million of proceeds from the offering for payments under this agreement. Management, page 45

13. We note your response to comment 21 and reissue. Seeing as your disclosure states that cybersecurity risks are material to your business, please disclose the
nature of the board   s
         role in overseeing the company   s cybersecurity risk management, the
manner in which the
         board administers this oversight function and any effect this has on
the board   s leadership
         structure. If no specialized process for cybersecurity risks exists, please disclose as much.
14. We note your response to comment 22 and reissue in part. Please ensure that the description of business experience covers the past five years. As one example only for illustration purposes, Michael Lang's bio does not clearly describe his business experiences for the past five years. As a related matter, we note the inclusion of multiple
         "?"s in the bio of Jim Knopf, we believe this to be a typo or typeface error. Refer to Item
         401 of Regulation S-K.
Certain Related Party Transactions, page 52

15. We note your response to comment 23 and reissue. Please include disclosure on a transaction-by-transaction basis for all transactions covered by Item 404(d)(1) of
         Regulation S-K. In particular, please ensure that you disclose the approximate dollar value of the amount involved in the transactions, and in the case of indebtedness the largest aggregate amount of principal outstanding during the period for which disclosure is provided. Refer to Items 404(a)(3)-(5) of Regulation S-K, as incorporated by Item
         404(d)(1) of Regulation S-K.
16. We note your response to comment 24 and reissue. Please provide disclosure as to the material agreements in this section, as you have done in response to comment 20.
17.      We note your disclosure on page 42 that the CEO of K2 Gamer, Muhammad
Jamal
         Qureshi, is providing you office space free of charge with no lease. Please ensure that this relationship, and its monetary value, is properly disclosed in this section.
18. We note your disclosure on pages 28 and F-16 that you have received an undocumented loan of $75,000 from a related party stockholder. Please ensure this transaction is disclosed in this section.
 James Knopf
FirstName  LastNameJames Knopf
Gamer Pakistan  Inc
Comapany
June       NameGamer Pakistan Inc
     22, 2023
June 22,
Page 5 2023 Page 5
FirstName LastName
Underwriting
Discounts and Expenses, page 64

19. We note your response to comment 26 and reissue. We believe that the correction to the
         S-1 has not yet been made as the disclosure still states "$4.60." Please correct to "$3.60"
         or advise us otherwise.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

20. We note your response to comment 28. Please make arrangements with your independent public accounting firm for them to revise their report to remove the notation that it is a draft report.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Edward Swanson